Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Kohl’s Corporation for the registration of debt securities, preferred stock, depositary shares, common stock, and warrants and to the incorporation by reference therein of our report dated March 18, 2011 (except for Note 2 as to which the date is September 13, 2011) with respect to the consolidated financial statements of Kohl’s Corporation, and our report dated March 18, 2011 (except for the effects of the material weakness as to which the date is September 13, 2011) with respect to the effectiveness of internal control over financial reporting of Kohl’s Corporation included in its Annual Report (Form 10-K/A) for the year ended January 29, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

October 12, 2011